                                                               Filed pursuant to
                                                               Rule 424(b)(3)
                                                               Registration No.
                                                               333-34778

                                 237,552 SHARES

                                HNC SOFTWARE INC.

                                  COMMON STOCK

                               -------------------


         All of the 237,552 shares of common stock of HNC Software Inc. are being sold by stockholders of HNC. HNC will not receive any proceeds from the sale of shares offered by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

         The common stock is listed on the Nasdaq National Market under the symbol "HNCS." The shares of common stock offered will be sold as described under "Plan of Distribution."

         On May 11, 2000, the closing price per share of the common stock on the Nasdaq National Market was $45.19.





                               -------------------

          THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                               -------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS MAY 11, 2000

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HNC, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

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
  HNC Software Inc.............................................................2

  Risk Factors.................................................................3

  Cautionary Note on Forward-Looking Statements...............................11

  Use of Proceeds.............................................................11

  Selling Stockholders........................................................11

  Plan of Distribution........................................................13

  Legal Matters...............................................................15

  Documents Incorporated by Reference in this Prospectus......................15

  Where You Can Find More Information.........................................16



                                HNC SOFTWARE INC.

         HNC is a business-to-business software company that develops, markets, licenses and supports predictive software solutions for various service industries, including companies in the insurance, financial services, telecommunications, e-commerce and retail industries. Our predictive software solutions help service industry companies manage and optimize their customer relationships. Our products improve the decision-making process in functions such as credit card fraud detection, credit application processing and insurance claim review. By analyzing high volumes of customer transactions in real-time, our predictive solutions help companies shift the decision-making process from a retrospective to a prospective basis.

         HNC was founded in 1986 under the laws of California and was reincorporated under the laws of Delaware in June 1995. We completed our initial public stock offering in June 1995. We are headquartered in San Diego, California. Our principal executive offices are located at 5935 Cornerstone Court, West, San Diego, California 92121-3728. Our telephone number is (858) 546-8877.



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                                  RISK FACTORS

         This offering of shares of common stock is risky. Anyone who may receive common stock under this prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this prospectus and any prospectus supplement.

         We may encounter additional risks in the future, some of which may be referred to in subsequent reports and filings that are incorporated in this prospectus by reference. These documents should be read carefully, as they may modify and supplement the risks referred to below.

FLUCTUATIONS IN OUR QUARTERLY RESULTS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

         Our revenues and operating results have varied significantly in the past. We expect these fluctuations to continue. Consequently, we believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. It is possible that in some future periods our revenues and operating results may fall below the expectations of market analysts and investors, and in this event the market price of our common stock would likely fall. Factors that affect our revenues and operating results include the following:

     -   Failure of our target markets and customers to accept our products;

     -   Delays in large orders from customers;

     -   Decrease in recurring revenues;

     -   The lengthy sales cycle of most of our products;

     - Our ability to successfully and timely develop, introduce and market new products and product enhancements;

     - The timing of our new product announcements and introductions in comparison with our competitors;

     -   Changes in the mix of our distribution channels;

     -   Changes in the level of our operating expenses;

     - Our ability to achieve progress and fulfill our obligations under percentage-of-completion contracts;

     - Our success in completing pilot product installations within contracted fee budgets;

     - Competitive conditions in the industries we serve, including the ability of certain Internet competitors to spend larger amounts to market their product and service offerings;

     -   Domestic and international economic conditions;

     -   Market conditions in our targeted markets;

     -   Changes in prevailing technologies;

     -   Acquisition-related expenses and charges;

     - Increased operating expenses related to the development of products for the Internet;

     - Our ability to recognize revenues in accordance with generally accepted accounting principles; and

     -   Factors unique to our product lines.

All of these factors are difficult to forecast.



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BECAUSE OUR PRODUCTS' SALES CYCLE IS LENGTHY AND UNPREDICTABLE, OUR SALES AND
MARKETING COSTS MAY INCREASE, AND IT IS DIFFICULT TO DETERMINE WHEN SALES WILL OCCUR

         We cannot predict the timing of the recognition of our revenues accurately because of the length of our sales cycles. If sales forecasted from specific customers are not realized, we may be unable to compensate for the resulting revenue shortfall, and our operating results would be harmed. The sales cycle to license our products can typically range from 60 days to 18 months. Customers are often cautious in making decisions to acquire our products, because purchasing our products typically involves a significant commitment of capital and may involve shifts by the customer to a new software and/or hardware platform. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and consider our applications. We may incur substantial sales and marketing expenses and expend significant management effort while potential customers are evaluating our products and before they place an order with us. If orders for our products are not received as anticipated, our operating results could be harmed.

WE MAY FAIL TO INTEGRATE ACQUIRED COMPANIES EFFECTIVELY, AND THE ACQUISITIONS MAY DISRUPT OUR BUSINESS AND ADVERSELY AFFECT OUR OPERATIONS

         We have acquired a number of businesses and product lines. From mid-February to mid-April 2000, we acquired four companies, Advanced Information Management Solutions, Inc., ONYX Technologies, Inc., The Center for Adaptive Systems Applications, Inc. and Celerity Technologies, Inc., and we are likely to have future acquisitions. Acquisition of these companies and other companies may in the future result in unforeseen operating difficulties and expenditures and other risks, including the following:

     - The process of integrating acquired businesses into our own business may absorb significant management attention that would otherwise be available for the development of our core business;

     -   We might not realize the anticipated benefits of our acquisitions;

     - Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities;

     - We might encounter difficulties in attempting to assimilate the operations, technologies and products of companies we acquire;

     - We might not be able to successfully manage and integrate diverse geographic operations resulting from acquisitions;

     - We might not be able to coordinate the diverse operating structures, policies and practices of the acquired companies and to successfully integrate their employees into our organization and culture;

     -   We might lose key employees of the acquired companies;

     -   We might not be able to acquire businesses on favorable terms;

     - In the future, we might face increased competition for acquisition opportunities, which might inhibit our ability to complete suitable acquisitions, might increase the costs of completing acquisitions and might preclude us from obtaining needed technologies and employees;

     - We will often be entering markets in which we have limited or no prior experience, and we might not be able to successfully develop and market products for new industries or for markets with which we might not be familiar;

     - Despite due diligence reviews, acquired businesses might bring with them unanticipated liabilities or risks that could adversely affect our results of operations or business; and

     - The accounting treatment of acquisitions can also adversely affect our reported results of operations, since acquisitions generate substantial costs as well as accounting charges and amortization of goodwill and other intangible assets, all of which may reduce our earnings.



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GROWTH PLACES A SIGNIFICANT STRAIN ON OUR BUSINESS, AND OUR FAILURE TO
SUCCESSFULLY MANAGE OUR GROWTH COULD DISRUPT OUR CORPORATE ORGANIZATION, DIVERT US FROM OTHER OBJECTIVES AND HURT OUR BUSINESS

         In recent years, we have experienced changes in our operations that have placed significant demands on our administrative, operational and financial resources. These demands are expected to continue to challenge our management and operations, and include the following:

     -   Growth and diversification of our customer base;

     - Expansion of our product functionality and the number of products we market and support;

     -   Our acquisition of other businesses and their employees;

     -   Expansion of our product line into new markets and technology mediums;
         and

     - Growth of our sales, marketing, customer support, research and development and finance and administrative operations.

These demands highlight the following risks:

     - Our future performance will depend in part on our ability to successfully manage change and growth, both in our domestic and international operations;

     - We will need to adapt our operational and financial control systems, if necessary, to respond to changes in the size and diversification of our business; and

     - We will need to be able to successfully integrate acquired businesses with our operations.

OUR NEW PRODUCTS MIGHT NOT ACHIEVE MARKET ACCEPTANCE

         The market for predictive software solutions is still emerging. The rate at which businesses have adopted our products has varied significantly by market and by product within each market, and we expect to continue to experience variations in the degree to which our products are accepted. Although some businesses in our target markets have recognized the advantages of using predictive software solutions to automate the decision-making process, many prospective customers have developed decision automation systems internally rather than licensing them from outside vendors. Our ability to grow will depend on the extent to which our potential customers accept our products. This acceptance may be limited by:

     - The failure of prospective customers to conclude that predictive software solutions are valuable and should be acquired and used;

     - The reluctance of our prospective customers to replace their existing solutions with our products;

     -   Marketing efforts of our competitors; and

     - The emergence of new technologies that could cause our products to be less competitive or obsolete.

         Because the market for predictive software solutions is still in a relatively early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, in developing products that could address those needs and in establishing a distribution strategy for these products. We may also have difficulties in predicting the competitive environment that will develop.

WE WILL NOT BE ABLE TO COMPETE SUCCESSFULLY UNLESS WE ARE ABLE TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES

         In our markets, technology changes rapidly, and there are continuous technological improvements. Our success will depend upon our ability to continue to develop and maintain competitive technologies, enhance our current



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products and develop, in a timely and cost-effective manner, new products that meet changing market conditions. We must respond to evolving customer needs, new competitive product offerings, emerging industry standards and changing technology. The rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as ours, which develop software solutions that must also be designed to operate in Internet, intranet and other online environments. We have previously experienced significant delays in the development and introduction of new products and product enhancements, primarily due to difficulties with model development, which has in the past required multiple iterations, as well as difficulties with acquiring data and adapting to particular operating environments. The length of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered. In the future, we may not be able to develop and market product enhancements or new products that respond to changing technologies.

WE ARE SUBSTANTIALLY DEPENDENT UPON THE SUCCESS OF A LIMITED NUMBER OF PRODUCTS OR PRODUCT LINES, EACH OF WHICH FACES UNCERTAINTIES AND FUTURE CHALLENGES

         We currently have one product or product line in each of our target markets that accounts for a majority of our total revenues from that market. These products accounted for 46.5% of our total revenues in 1999, 49.2% of our total revenues in 1998 and 57.9% of our total revenues in 1997. In the insurance market, our CompAdvisor (formerly CRLink) product accounted for 20.9% of total revenues in 1999, 21.5% of total revenues in 1998 and 23.0% of total revenues in 1997, and we expect that we will continue to depend upon CompAdvisor for a substantial portion of our total revenues for the foreseeable future. Revenues from Falcon, our credit card fraud detection product line, accounted for 15.4% of total revenues in 1999, 14.5% of total revenues in 1998 and 16.0% of total revenues in 1997, and we expect that we will continue to depend upon Falcon products for a substantial portion of our total revenues for the foreseeable future. Each of these products and product lines face substantial risks, including the following:

     - Any failure to timely introduce future product enhancements may adversely affect the continued market acceptance of CompAdvisor and the Falcon product line, and such market acceptance may also be adversely affected by product introductions of our competitors;

     - Demand for, or use of, CompAdvisor could decline as a result of competition, simplification of state workers' compensation fee schedules, changes in the overall payment system or regulatory structure for workers' compensation claims, technological change, our inability to obtain or use state fee schedule or claims data, saturation of market demand, industry consolidation or other factors;

     - Demand for, or use of, our Falcon product line could decline as a result of competition, technological change, changing patterns of credit card fraud that the Falcon product line might not detect and other methods of credit card fraud prevention that might reduce customers' needs for the Falcon product line; demand could also be adversely affected by fluctuations in interest rates, reduction in capital spending or other factors;

     - Due to increasing saturation of market demand for the Falcon product line, we may also need to rely increasingly on international sales to maintain or increase Falcon revenue levels;

     - As many Falcon customers are banks and related financial institutions, our future success depends upon the capital expenditure budgets of these customers, their economic health and their continued demand for Falcon products;

     - The financial services industry tends to be cyclical, which may result in reductions in demand for our products;

     - Consolidation in the financial services industry has reduced the customer base for our financial solutions products, and this may lead to reduced demand for our products; and

     - Industry consolidation also could adversely affect our base of recurring revenues on transaction-based contracts and, if our customers consolidate their contracts with us, could result in lower payments to us than we would receive under a larger number of contracts.



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WE DEPEND ON THIRD PARTY DATA TO UPDATE OUR STATISTICAL MODELS AND FAILURE TO
OBTAIN THIS DATA ON A TIMELY BASIS COULD HARM THE PERFORMANCE OF OUR PRODUCTS

         The development, installation and support of our products requires us to periodically update our statistical models for applications such as credit card fraud control and profitability management, loan underwriting and insurance. In order to accomplish this updating, we must continually have access to large quantities of current and statistically relevant data that are reliable and available on a timely basis. We might not be able to continue to have timely access to sufficient quantities of statistically relevant data in the required formats or on reasonable terms and conditions. This risk is heightened by a number of factors, including the following:

     - Much of the data we require are not owned or controlled by us and are collected privately and maintained in proprietary databases;

     - Our customers agree to provide us the data we need to analyze transactions, report results and build new fraud detection and profitability models; if we fail to maintain good relationships with our customers, we could lose access to this required data;

     - CompAdvisor also uses data from state workers' compensation fee schedules adopted by state regulatory agencies; in most cases, these data must be periodically updated and refreshed to enable our predictive software products to continue to work effectively; third parties have previously asserted copyright interests in this type of data; such an assertion in the future could threaten the continued availability of such data.

OUR MARKETS ARE HIGHLY COMPETITIVE

         The market for predictive software solutions is intensely competitive and is constantly changing. We encounter competition from a number of sources, including:

     - Other application software companies, including enterprise software vendors;

     - Management information systems departments of customers and potential customers, including financial institutions, insurance companies and retailers;

     - Third-party professional services organizations, including consulting divisions of public accounting firms;

     -   Internet start-up companies;

     -   Hardware suppliers that bundle or develop complementary software;

     - Network and service providers that seek to enhance their value-added services;

     -   Neural-network tool suppliers; and

     -   Insurers and third party administrators.

We expect to face increasing competition and pricing pressures from both our current competitors and new market entrants, as well as from other technologies.

     - Our Falcon and eFalcon products compete against other methods of preventing credit card fraud, such as credit card activation programs, smart cards, using credit cards that contain the cardholders' photographs and other card authorization techniques;

     - Increased competition, whether from other products or new technologies, could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could adversely affect our business, financial condition and results of operations;

     - Price competition could adversely affect our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms. Any reduction of our prices could adversely affect our margins, business, financial condition and results of operations;

     - Some of our current competitors, and many of our potential competitors, have broader integrated product lines and significantly greater financial, technical, marketing and other resources than we do. As a result, they may have competitive advantages over us, including:



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         --   The ability to respond more quickly to new or emerging
              technologies and changes in customer requirements;

         -- The ability to devote greater resources to the development, promotion and sale of their products; and

         -- The ability to sell products competitive to ours at lower prices as part of integrated suites of related products that are vital to the customer's computing infrastructure;

     - Current and potential competitors have established or may establish cooperative relationships to increase the ability of their products to address the needs of our prospective customers;

     - New competitors or alliances among competitors may emerge and rapidly gain significant market share;

     - We rely upon our customers to provide data, expertise and other support for the ongoing updating of our statistical models; our customers may compete with us in the future or otherwise discontinue their support;

     - We may not be able to compete successfully against current and future competitors, and this may adversely affect our business, financial condition and results of operations.

IF WE DO NOT RECRUIT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS COULD BE
HARMED

         Our success depends to a significant degree upon the continued service of members of our senior management and our key research, development, sales and marketing personnel. Our dependence on key personnel creates risks for our business. We have employment agreements with only a small number of employees, and these agreements may not result in the retention of these employees for any significant period of time. We could lose members of the management teams or key employees of the businesses we acquire before we are able to familiarize ourselves with the operating details of those businesses or provide suitable replacements. We have historically had difficulty in recruiting a sufficient number of qualified sales and technical employees. In addition, competitors and other businesses may be successful in attempts to recruit our key employees. Many of our employees possess unique skills and are not easily replaceable, and their loss could adversely affect our business. We may not be successful in attracting, assimilating and retaining personnel.

A SUBSTANTIAL PORTION OF OUR SALES ARE MADE TO INTERNATIONAL CUSTOMERS, AND INTERNATIONAL SALES POSE UNIQUE RISKS

         International operations and export sales, including sales in Canada, represented 23.2% of our total revenues in 1999, 23.1% of our total revenues in 1998 and 18.9% of our total revenues in 1997. We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. For more mature products, like Falcon, we may need to increase our international sales in order to continue to expand the product's customer base. We have committed and continue to commit significant time and development resources to customizing our products for selected international markets, and to developing international sales and support channels. These international marketing efforts require us to incur increased sales, marketing and support expenses. If these efforts are not successful in generating additional international sales on a timely basis, our margins and earnings will be adversely affected. In addition, we typically experience slower payment cycles from our international customers, which adversely affects our cash flows. International sales are more likely to be subject to other risks as well, including: adverse changes in regulatory requirements; import and export restrictions and tariffs; difficulties in staffing and managing foreign operations; burdens of complying with foreign laws; greater difficulty or delay in accounts receivable collection; potentially adverse tax consequences; reduced protection of intellectual property rights; and political and economic instability. Our international sales are currently denominated predominately in United States dollars, and a small portion are denominated in the currencies of Western Europe, Canada and Australia. An increase in the value of the United States dollar relative to foreign currencies could make our products more expensive, and therefore potentially less competitive, in foreign markets. In the future, to the extent that our international sales are denominated in local currencies, foreign currency translations may contribute to significant fluctuations in our business, financial condition and results of operations. If for any reason, exchange or price controls or other restrictions on foreign currencies are imposed, our business, financial condition and results of operations could be adversely affected.



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IF OUR PRODUCTS FAIL TO COMPLY WITH GOVERNMENT REGULATIONS AND INDUSTRY
STANDARDS, WE COULD BE EXPOSED TO LIABILITY OR THE PRODUCTS COULD BECOME
OBSOLETE

         Many of our customers must comply with a number of government regulations and industry standards. As a result, many of our key products must comply as well. For example: our financial services products are affected by Regulation B under the Equal Credit Opportunity Act, by regulations governing the extension of credit to consumers and by Regulation E under the Electronic Fund Transfers Act governing the transfer of funds from and to consumer deposit accounts, as well as VISA and MasterCard electronic payment standards. Our products in the mortgage services market are affected by regulations from Fannie Mae and Freddie Mac for conforming loans, among others. The failure of our products to comply with regulations and standards could result in legal action against us or our customers by regulatory authorities or by third parties, including actions seeking civil or criminal penalties, injunctions against our use of data or civil damages. We may also be liable to our customers for failure of our products to comply with regulatory requirements. The adoption of insurance-related regulations could adversely affect our insurance products. Simplification of state-mandated workers' compensation laws or regulations or state workers' compensation fee schedules could diminish the need for, and the benefit provided by, our CompAdvisor product. In many states, including California, there have been periodic legislative efforts to reform workers' compensation laws in order to reduce the cost of workers' compensation insurance and to curb abuses of the workers' compensation system. Changes in workers' compensation laws or regulations could adversely affect our insurance products by making them obsolete, or by requiring extensive changes in these products to reflect new workers' compensation rules. To the extent that we sell new products targeted to markets that include regulated industries and businesses, our products will need to comply with additional regulations.

OUR INTELLECTUAL PROPERTY MIGHT NOT BE PROTECTIBLE, AND, IF WE FAIL TO PROTECT AND PRESERVE OUR INTELLECTUAL PROPERTY, WE MAY LOSE AN IMPORTANT COMPETITIVE ADVANTAGE

         We believe our intellectual property affords us a competitive advantage. Any loss or invalidity of our intellectual property, or any failure to protect our intellectual property, could adversely affect our competitive position, and ultimately, our business. Despite the measures we take to protect our intellectual property, it may be possible for third parties to copy or otherwise to obtain and use our products or technology without authorization, or to develop similar technology independently. There is a risk that our pending or future patent applications may not be granted, or that our patents may not be upheld as valid or may not prevent the development of competitive products. To ensure that customers will not be harmed by an interruption in our business, we often place software source code for our products into escrow, which may increase the likelihood of misappropriation or other misuse of our intellectual property. Effective protection of intellectual property rights may be unavailable or limited in foreign countries in which we do business. We have developed technologies under research projects conducted under agreements with various United States Government agencies or subcontractors. Although we have acquired commercial rights to these technologies, the United States Government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under our contracts with the United States Government, the results of our research may be made public by the Government, which could limit our competitive advantage with respect to future products based on our research.

WE ARE AT RISK OF CLAIMS THAT OUR PRODUCTS OR SERVICES INFRINGE THE PROPRIETARY RIGHTS OF OTHERS

In November 1998, Nestor, Inc. filed a complaint against us alleging that we infringed a United States patent issued to Nestor and seeking a declaration that a United States patent issued to us is invalid and seeking damages and injunctive relief. The complaint also seeks treble compensatory damages, punitive damages and injunctive relief for alleged violations of the Sherman Antitrust Act and the Rhode Island Antitrust Act. Although Nestor has dismissed its claim that we infringe Nestor's patent, there is a risk that this litigation will be resolved against us. Given our ongoing efforts to develop and market new technologies and products, we may from time to time be served with claims from other third parties asserting that our products or technologies infringe their intellectual property rights. If, as a result of any claims, we were precluded from using technologies or intellectual property rights, licenses to the disputed third-party technology or intellectual property rights might not be available on reasonable commercial terms, or at all. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense and divert the efforts of our technical and management personnel from productive tasks, whether or not litigation is resolved in our favor. An adverse ruling in any litigation might require us to pay substantial damages, to discontinue our use and sale



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of infringing products and to expend significant resources in order to develop non-infringing technology or obtain licenses to infringing technology. A court might also invalidate our patents, trademarks or other proprietary rights. A successful claim against us, coupled with our failure to develop or license a substitute technology, could cause our business, financial condition and results of operations to be adversely affected. As the number of software products increases and the functionality of these products further overlaps, we believe that our risk of infringement claims will increase.

BECAUSE OUR PRODUCTS AND SERVICES ARE COMPLEX AND PERFORM MISSION-CRITICAL FUNCTIONS, WE ARE VULNERABLE TO PRODUCT DEFECT AND PRODUCT LIABILITY CLAIMS

         Our software products are complex and perform critical functions for our customers, factors which increase the risk of product defects and product liability claims. Our software products may contain undetected errors or failures when first introduced or as new versions are released. To the extent that we may have to develop new products that operate in new environments, the possibility for program errors and failures may increase, particularly where new technologies are involved and where there is a need for extremely rapid product deployment, as in the case of products designed for the Internet. Since our products are used in business-critical applications, any product errors or failures may give rise to substantial product liability claims. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that limitation of our liability provisions may not be effective as a result of existing or future laws or judicial decisions.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE

         Investment in our common stock has inherent risks. Our common stock has had significant price volatility, which has increased since the November 1999 initial public offering of our subsidiary Retek's common stock, and this volatility may be expected to continue in the future. The price of our common stock may be affected by many factors, including announcements of the introduction of new products by us or our competitors, acquisitions of businesses or products by us, quarter-to-quarter variations in our operating results, the gain or loss of significant orders, market conditions in the technology and emerging growth company sectors, and other factors. The stock market itself has been extremely volatile, particularly with respect to the securities of technology companies. The market's volatility has often been unrelated or disproportionate to the operating performance of the affected companies. Market fluctuations may adversely affect the price of our common stock.

IF WE SPIN-OFF OUR THE STOCK OF OUR RETEK SUBSIDIARY, OUR STOCKHOLDERS MAY SUFFER DILUTION IN THE OWNERSHIP OF OUR STOCK

         In March 1998, we issued $100 million in principal face amount of 4.75% convertible notes due 2003. These notes are currently convertible into our common stock at a price of $44.85 per share. If we spin-off our Retek subsidiary to our stockholders, then, in accordance with the terms of the trust indenture governing these notes, the conversion price of the notes would be reduced, which would increase the number of shares of our common stock that are issuable upon conversion of the notes. The reduction in the conversion price of the notes could be substantial, depending on the ratio of the market prices of our and our Retek subsidiary's common stock, and would result in dilution to the equity interest of our stockholders and a reduction in our earnings per share.

OUR BOARD OF DIRECTORS CAN, WITHOUT STOCKHOLDER APPROVAL, CAUSE PREFERRED STOCK TO BE ISSUED ON TERMS THAT ADVERSELY AFFECT COMMON STOCKHOLDERS

         Under our certificate of incorporation, our board of directors is authorized to issue up to 4,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any preferred stock to be issued, the rights of the holders of our common stock would be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue shares of preferred stock. In addition, Section 203 of the Delaware General Corporation Law restricts business combinations with any "interested stockholder" as defined by the statute. The statute may have the effect of delaying, deferring or preventing a change in control of our company.

                  CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

         This prospectus (including the documents incorporated in this prospectus by reference) contains forward-looking statements regarding HNC's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "may," "will," "should," "expects," "intends" "plans," "believes," "estimates," "anticipates," and other similar expressions, or the negative of such terms. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Readers of this prospectus are cautioned that such forward-looking statements are subject to many known and unknown risks and uncertainties that may cause actual results, events, developments, achievements or performance to be materially different from the results, events, developments or performance expressed, implied or contemplated by the forward-looking statements. HNC will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect HNC's future results and performance are described in "Risk Factors," above. Additional information about factors that could affect HNC's future results and events is included in HNC's reports filed with the SEC and incorporated by reference in this prospectus.

                                 USE OF PROCEEDS

         HNC will not receive any of the proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information known to HNC with respect to the beneficial ownership of the common stock by the selling stockholders as of April 1, 2000. The selling stockholders are the former stockholders of ONYX Technologies, Inc. or The Center for Adaptive Systems Applications, Inc., two corporations which HNC acquired in March 2000. The selling stockholders have not had any position, office or other material relationship with HNC within the three years ending on the dates of the acquisitions. Following the acquisition of The Center for Adaptive Systems Applications, Inc., Bruce E. Hansen, an officer of the acquired company, became an officer of HNC with the title President, HNC Financial Solutions. Mr. Hansen has entered into a noncompetition agreement with HNC.

         The table assumes that the selling stockholders sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if such sales will occur. This table also assumes that the selling stockholders do not acquire any other shares of our common stock pending the offering.

         Assignees of selling stockholders, if any, who acquire shares of our common stock from selling stockholders and satisfy certain conditions are entitled to the same registration rights as the selling stockholders. If any assignee who meets these conditions notifies us that the assignee wishes to sell shares under this prospectus, we will amend or supplement the prospectus to name the assignee as a selling stockholder.

         The selling stockholders have advised us that they are the beneficial owners of the shares being offered under this prospectus.

                                                   SHARES BENEFICIALLY      SHARES BEING     SHARES BENEFICIALLY
                                                  OWNED BEFORE OFFERING       OFFERED       OWNED AFTER OFFERING
                                                  ---------------------     ------------    ---------------------
NAME OF SELLING STOCKHOLDER                        NUMBER      PERCENT         NUMBER        NUMBER      PERCENT
---------------------------                       --------    ---------     ------------    --------    ---------
Former Stockholders of ONYX:
James Kell Canty(1)                                 118,308       *            30,000         88,308          *
Jeffrey A. Collins(1)                               117,608       *            30,000         87,608          *
Peter C. Hoeve(1)                                   117,308       *            30,000         87,308          *

                                                   SHARES BENEFICIALLY      SHARES BEING     SHARES BENEFICIALLY
                                                  OWNED BEFORE OFFERING       OFFERED       OWNED AFTER OFFERING
                                                  ---------------------     ------------    ---------------------
NAME OF SELLING STOCKHOLDER                        NUMBER      PERCENT         NUMBER        NUMBER      PERCENT
---------------------------                       --------    ---------     ------------    --------    ---------
Former Stockholders of The Center for Adaptive
Systems Applications:
Stephen V. Coggeshall(2)(8)                          32,724       *            32,724             --          *
John R. Davies                                       32,724       *            32,724             --          *
Camilo C. Gomez(2)(8)                                32,724       *            32,724             --          *
Roger Jones                                          14,316       *            14,316             --          *
Jerry and Vardina Wind                                8,726       *             8,726             --          *
Robert F. Stellingwerf                                6,817       *             6,817             --          *
Colin Crook (3)(8)                                   10,361       *             5,408          4,953          *
Citibank, N.A.(4)                                     5,681       *             5,681             --          *
C. Wade Tambor (5)(8)                                 6,543       *             5,044          1,499          *
PS Capital, LLC                                       1,090       *             1,090             --          *
Guowei Wu                                               332       *               332             --          *
Jose Hernandez                                          270       *               270             --          *
Leann Griesinger                                        218       *               218             --          *
Csilla and Eric Tambor                                  436       *               436             --          *
Mary and Patrick Tambor                                 436       *               436             --          *
Marvin Alme                                             218       *               218             --          *
June Durnall                                            193       *               193             --          *
Xiaozhong Li (2)(6)                                     138       *                96             42          *
Kevin Rygg                                               78       *                78             --          *
Shanji Xiong (2)(7)                                   1,664       *                21          1,643          *
                                                    -------      ---          -------        -------         ---
         TOTALS:                                    508,913      1.9%         237,552        271,361         1.0%
                                                    =======                   =======        =======

---------------

*     Less than 1%

(1) An employee of ONYX Technologies, Inc. Mr. Canty's shares include 1,000 shares subject to a call option expiring April 22, 2000.

(2)   An employee of The Center for Adaptive Systems Applications, Inc.

(3) Includes options that are currently exercisable to purchase up to 4,953 shares.

(4)   Represents shares subject to issuance upon the exercise of warrants.

(5) Includes options that are currently exercisable to purchase up to 1,499 shares.

(6) Includes options that are currently exercisable or are exercisable within 60 days to purchase up to 42 shares.

(7) Includes options that are currently exercisable or are exercisable within 60 days after April 1, 2000 to purchase up to 1,643 shares.

(8)   Former director of The Center for Adaptive Systems Applications, Inc.


          The shares that are beneficially owned by the former stockholders of The Center for Adaptive Systems Applications, Inc. include 5,681 shares subject to issuance upon the exercise of warrants. They also include approximately 38,100 shares held in escrow under an escrow agreement that was entered into in connection with our acquisition of The Center for Adaptive Systems Applications, Inc. The escrow is intended to secure any claims we may make based on the representations and covenants that were made to us in the applicable acquisition agreement. The escrow agreement continues until March 2001, except that the escrow will not fully terminate until any claims we might make against the escrow shares are resolved. As long as the escrow continues, none of the shares held in escrow may be sold without our consent.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling stockholders pursuant to registration rights agreements we entered into with the former stockholders of ONYX Technologies, Inc. and The Center for Adaptive Systems Applications, Inc. The registration statement of which this prospectus is a part has been filed pursuant to those registration rights agreements. To our knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the shares covered by this prospectus.

         The selling stockholders may offer and sell shares of common stock from time to time. In addition, a selling stockholder's donees, pledgees, transferees and other successors in interest may sell shares received from a named selling stockholder after the date of this prospectus. The selling stockholders will act independently of HNC in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold in various ways, including but not limited to the following:

         - one or more block trades in which the broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         The selling stockholders have advised HNC that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         Transactions under this prospectus may or may not involve brokers or dealers. The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

         The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of shares covered by this prospectus. Any commission, discount or concession received by a broker-dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be underwriters within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         HNC has informed the selling stockholders that the anti-manipulation rules under the Exchange Act apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised HNC that during the time they may be engaged in the attempt to sell registered shares, they will:

         - not engage in any stabilization activity in connection with any of HNC's securities;

         - not bid for or purchase any of HNC's securities or any rights to acquire HNC's securities, or attempt to induce any person to purchase any of HNC's securities or rights to acquire HNC's securities, other than, in each case, as permitted under the Exchange Act;

         - not sell or distribute the shares until after the prospectus has been appropriately amended or supplemented, if required, to set forth the terms of sale or distribution; and

         - make all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

         The selling stockholders have agreed with HNC in the registration rights agreements not to sell any of the shares pursuant to this prospectus in an underwritten offering without HNC's prior written consent. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under that rule rather than under this prospectus.

         The registration rights agreements require the selling stockholders to offer and sell shares under this prospectus only during certain permitted "windows." Under the registration rights agreement for the acquisition of ONYX Technologies, the ONYX selling stockholders' permitted window commences on or, within no more than four business days after, the effective date of the registration statement of which this prospectus is a part, and continues for 30 calendar days, except that, in certain circumstances, HNC may postpone the permitted window before it commences or may suspend the permitted window after it has commenced. This could happen if HNC determines in good faith that it would be seriously detrimental to HNC and its securityholders for the permitted window to be in effect or if a material development occurs which HNC believes should be disclosed in this prospectus. The postponement or suspension may not exceed 45 days. After any postponement or suspension, the permitted window will commence, or recommence, until it has included a full 30 days.

         Under the registration rights agreement for the acquisition of The Center for Adaptive Systems Applications, there may be up to three permitted windows for the sale of shares under this prospectus by the former stockholders of that company, and there must be at least 30-day intervals between these permitted windows. Each permitted window will be for a period of 30 calendar days, and will commence after holders of at least one-third of the shares then subject to the registration rights agreement give HNC a notice of resale stating that they intend to sell shares during the permitted window and indicating their intended plan of distribution. As soon as practicable after receipt of that notice (but in any event within four business days), HNC will give notice to all holders of shares subject to that registration rights agreement that the permitted window will commence, or that the registration statement of which this prospectus is a part must be amended (in which case, HNC will file the amendment, and attempt to cause it to become effective, as soon as practicable). As in the case of the ONYX registration rights agreement, HNC may postpone or suspend any permitted window for the sale of shares by the former stockholders of The Center of Adaptive Systems Applications, under certain circumstances and for periods not exceeding 45 days. If a permitted window is postponed before it commences, the selling stockholders may withdraw their notice of resale so that the permitted window will not be triggered until they decide to give a new notice. If a permitted window is suspended after it has commenced, the suspended portion of the 30-day window can be used by the selling stockholders after they give a new notice of resale.

         The registration rights agreement for The Center for Adaptive Systems Applications provides that HNC will use diligent efforts to cause the registration statement to remain effective until March 17, 2001. HNC may terminate the registration statement, and this offering will terminate, on the earlier of (i) March 17, 2001, (ii) when HNC has already effected all required permitted windows, (iii) with respect to any former stockholder of The Center of Adaptive Systems Applications, the date on which, in the opinion of counsel for HNC, all shares subject to the registration rights agreement may be sold in a three month period without registration under the Securities Act pursuant to Rule 144 or otherwise or (iv) when all the shares covered by this prospectus have been sold.

         Upon the occurrence of certain events, the selling stockholders may not offer or sell shares under this prospectus unless and until the prospectus has been supplemented or amended to include additional disclosures, as follows: (a) to the extent the shares are sold at a fixed price or at a price other than the prevailing market price, such price must be set forth in the prospectus, (b) if the shares are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements must be described in the prospectus, (c) if a selling stockholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer must be identified in the prospectus, (d) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction must be included in the prospectus and (e) if a donee or pledgee of a selling stockholder intends to sell more than 500 shares, the prospectus must so indicate.

         HNC has agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

         HNC and the selling stockholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for HNC by Fenwick & West LLP, Palo Alto, California.

             DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS

         The SEC allows HNC to "incorporate by reference" in this prospectus the information that HNC files with the SEC. This means that HNC can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information HNC files with the SEC will update and supersede this information. HNC incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

         - Annual report on Form 10-K for the fiscal year ended December 31, 1999, as amended.

         -    Current report on Form 8-K filed March 27, 2000.

         -    Quarterly Report on Form 10-Q filed May 15, 2000.

         - The description of HNC's common stock contained in HNC's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

         SOME OF THE INFORMATION ABOUT HNC THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT HNC FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, HNC SOFTWARE INC., 5935 CORNERSTONE COURT WEST, SAN DIEGO, CALIFORNIA 92121-3728 (TELEPHONE NUMBER (858) 546-8877). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

         This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports HNC files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of HNC after the date of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

          The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

         Requests for documents should be directed to Investor Relations, HNC Software Inc., 5935 Cornerstone Court West, San Diego, California 92121-3728 (telephone number (858) 546-8877).

         We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza           Citicorp Center             Seven World Trade Center
Room 1024                 5000 West Madison Street    13th Floor
450 Fifth Street, N.W.    Suite 1400                  New York, New York 10048
Washington, D.C. 20549    Chicago, Illinois  60661

         Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is sec.gov.

         HNC has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED HEREIN BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.